Exhibit 10.29

Renaud Laplanche Chief Executive Officer Ph/Fax: 1-650-482-5231 rlaplanche@lendingclub.com

July 15, 2010

Dear Carrie:

On behalf of Lending Club Corporation (the “Company”), I am pleased to extend the following offer to join our team.

Job Description

Your position will be Chief Financial Officer, reporting to the CEO. Your primary functions will include the following:

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Work closely with the CEO and other members of the management team on strategies related to growth, financing, pricing, risk management and the balance of supply and demand on the marketplace operated by the Company;

•	Manage the finance and accounting teams;

•	Help scale operations while managing costs;

•	Ensure timely and accurate closing of corporate books and SEC filings;

•	Work closely with marketing and operations on tracking, reporting, planning and analysis.

•	Represent a fact based and analytical presence in the company and apply this approach when evaluating all aspects of the company’s operations; further develop operational and financial dashboards.

•	Provide forward-thinking, organized and analytical information to the Board. Be able to communicate clearly in both verbal and written formats;

Cash Compensation and Sales Commission

Your base compensation will be a gross annual salary of $275,000. In addition, you will be eligible for a $100,000 annual bonus based on agreed-upon, reasonable objectives and in accordance with the Company’s compensation plan, including the ability to earn up to 150% of the on-target bonus amount (i.e., in your case $150,000). Your compensation will be re-examined annually. Your base salary will be paid semi-monthly. Your bonus will be paid annually.

Equity Participation

You will be eligible to receive stock options under the Company’s 2007 Stock Incentive Plan and will receive within 3 months of your signing of this offer a number of options representing as of the grant date 1% of the Company’s fully diluted capital. The terms of the options will be set forth in an option agreement that will be entered into between you and the Company. The options will vest over 4 years, 25% of the total grant on the first anniversary of your date of hire, and the remainder, ratably, quarterly for the subsequent 3 years. We will periodically consider additional option grants based Company and individual performance.

Change of Control

In the event your employment is terminated without cause in relation to the sale or other disposition of all or substantially all of the Company’s assets or a change in ownership in a single transaction or series of related transactions of fifty percent (50%) or more of the Company’s stock within a year

LendingClub Corporation

370 Convention Way Redwood City, CA 94063

following such event, (i) 50% of the options that remain unvested at the time of termination shall become fully vested on the date of such termination and (ii) the Company will pay you a lump-sum payment equal to 6 months of the then current base salary and 6 months of COBRA coverage, subject to and conditioned upon your executing a valid general release and waiver waiving all claims you may have against the Company, its successors, assigns, affiliates, employees, officers and directors, and the Company representing that to the best of its knowledge it is unaware of any claims it may have against you; provided, however, that this provision shall not apply in the event of any equity financings of the Company.

Benefits

The Company provides generous employee benefit plans, including medical and dental. The company will make a 100% contribution for your benefit plan, and will also pay more than 50% towards your family and dependents. You will also be eligible to enroll in the Company’s 401k plan.

Vacation Policy

You will be entitled to paid vacation of two weeks the first year and three weeks thereafter.

Termination

This letter represents an initial offer of employment; it does not constitute an employment contract for any specified period of time. As such, your employment with the Company is “at will” and may be terminated either by the Company or yourself at any time, for any reason, with or without notice. In the event of termination of your employment, the Company will pay you or your estate all accrued unused vacation, base salary and earned bonus on a per day, pro-rata basis through your last day with the Company. Further, in the event of termination for any reason, you will promptly return to the Company all Company equipment and proprietary information.

Other Matters

You are expected to abide by the Company employee manual and guidelines. You will sign and comply with a Proprietary Information and Inventions Agreement, which prohibits unauthorized use or disclosure of the Company proprietary information.

You hereby represent that all information regarding your professional experience or education provided to the Company as part of the interview process, either orally or in writing, are correct. You understand that a breach of these representations would result in immediate termination of your employment with the Company, notwithstanding what is stated in the “Termination” section above. This letter constitutes the entire agreement between you and the Company. It supersedes any prior written or verbal agreements or representations.

Under federal law, you also will be required to verify your eligibility to work in the United States. On your first day of employment, you will be required to fill out the INS form I-9. Please bring with you documents that will establish your identity and employment eligibility. A list of acceptable documents is available at http://www.uscis.gov/files/form/i-9.pdf. We very much hope that you will accept our offer and took forward to having you on board.

Very truly yours,

/s/ Renaud Laplanche
Renaud Laplanche, CEO

LendingClub Corporation

Acceptance Acknowledgement: I accept the employment offer as described in this letter and wish my starting date to be August 16, 2010. I understand that my acceptance of this offer does not constitute an employment contract and that my employment with the Company is “at will” and may be terminated either by the Company or myself at any time, for any reason, with or without notice

/s/ Carrie Dolan
Carrie Dolan

Date:	7/15/10

LendingClub Corporation